FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        COMMISSION FILE NUMBER 333-102846


For the month of April 2004

                           Sanitec International S.A.
                          19-21 boulevard Prince Henri
                                L-1724 Luxembourg
                             RC Luxembourg B 82 055

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F |X|  Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes |_|  No |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes |_|  No |X|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes |_|  No |X|

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                Sanitec International S.A.
                                                      (Registrant)


                                                By:  /s/ Timo Lehto
                                                     -------------------------
                                                Name:    Timo Lehto
                                                Title:   Principal Financial
                                                          Officer and Director

14 April 2004

                           FORWARD-LOOKING STATEMENTS

         This release includes forward-looking statements. All statements other than statements of historical fact included in this release, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, and future developments in the markets where we participate or are seeking to participate, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "plan", "potential", "predict", "project", "should", or "will" or the negative of such terms or other comparable terminology. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding our present and future business strategies and the environment in which we will operate in the future. These risks, uncertainties and other factors include, among other things, those listed under "Risk Factors" in our annual report on Form 20-F, filed with the SEC on June 24, 2003, as well as those included elsewhere in this release. Important factors that could cause our actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others:

o        our ability to service our existing indebtedness;

o our ability to fund our future operations and capital needs through borrowing or otherwise;

o our ability to implement successfully our business strategy, including our ability to integrate our recently acquired businesses, exploit cross-selling opportunities, pursue growth opportunities and restructure our production network, and our ability to realize financial benefits from cost-saving initiatives;

o our expectations with respect to European economic and general industry conditions;

o        our ability to establish and maintain production and supply channels;

o        our ability to compete effectively in a highly competitive environment;
         and

o        our expectations about growth in demand for our products.

         We do not intend to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf, are expressly qualified in their entirety by cautionary statements contained throughout this report. As a result of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements.

                                                                   PRESS RELEASE
                                                                   14 April 2004




Published Wednesday 14 April 2004 at 14:45 CET

SANITEC COMPLETES THE DIVESTMENT OF EVAC

Sanitec Corporation has today successfully completed the divestment of its Evac Environmental Solutions business to the French Zodiac Group, as announced on 18 March 2004.

The enterprise value of the transaction is EUR 60 million and some EUR 50 million of cash proceeds will be applied to repayment of Sanitec's senior debt. The divestment will allow Sanitec to focus on its core business as a leading European provider of bathroom solutions.


For additional information, please contact:

Sanitec Corporation
Mr Timo Lehto, Senior Vice President & CFO, Sanitec Corporation
Tel. +358 9 7095 402
Mobile +358 50 2756
e-mail timo.lehto@sanitec.com



SANITEC GROUP IS A EUROPEAN MULTI-BRAND GROUP THAT DESIGNS, MANUFACTURES AND MARKETS BATHROOM CERAMICS AND BATH AND SHOWER PRODUCTS. IN 2002 SANITEC'S NET SALES AMOUNTED TO EUR 985.4 MILLION AND THE GROUP EMPLOYS AROUND 8,000 PEOPLE. THE COMPANY IS THE LARGEST OR SECOND LARGEST SUPPLIER IN ALL ITS MAIN MARKETS. MOST OF THE 30 PRODUCTION PLANTS ARE IN EUROPE WHEREAS THE SALES AND MARKETING NETWORK OPERATES WORLD-WIDE.